FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2026

Gratus Capital Properties Fund III, LLC

Commission File Nos. 024-11552; 024-12537

Delaware

(State or other jurisdiction of incorporation or organization)

GCPF Management LLC

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A Interests (Unit)

Class B Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) of Gratus Capital Properties Fund III, LLC (the “Company”, “Gratus Capital Properties Fund III,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report. These risk factors include, but are not limited to, the factors referenced in the Gratus Capital Properties Fund III, LLC Offering Circular filed pursuant to Regulation A, dated July 20, 2026, (“Offering Circular”) in the section entitled “RISK FACTORS” beginning on page 10, which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

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Gratus Capital Properties Fund III, LLC

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2026

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PART II

GRATUS CAPITAL PROPERTIES FUND III, LLC

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

Overview

Gratus Capital Properties Fund III, LLC is a Delaware limited liability company that was formed to primarily invest directly or indirectly in real estate and real estate related assets located throughout the United States. The Company began its first Regulation A offering on December 2, 2021; and commenced a second Regulation A Offering on June 30, 2025. On February 16, 2022, the Company broke impounds and acquired its first real estate asset. As of August 31, 2026, the Company has invested (via various intervening limited liability companies) in seven properties:

Property Owning Entity	Location	Acquisition Price of Company Interest	Company Ownership Interest in Property
Wild Oak Group, LLC (via 29.58% ownership of Enclave OG, LLC)	Fargo, ND	$1,600,669.00	17.11%
SOCO Group II, LLC	Grand Forks, ND	$1,388,861.00	34.00%
Compass Apartments I, LLC*	Moorhead, MN	$3,343,500.00	51.00%
Current33 Apartments I, LLC*	Hastings, MN	$4,034,111.00	51.00%
Enclave Compass II, LLC	Moorhead, MN	$600,120.00	10.25%
Renn & Royce JV, LLC (via 49% ownership of Enclave R&R Manager, LLC)	Oakdale, MN	$1,887,271.75	4.17%
DECO Shakopee, LLC	Maple Grove, MN	$5,230,701.36	45.97%
	Total:	$18,085,234.00

* Since the Company controls a majority of these Property Owning Entities, the financial statements of these two subsidiaries have been consolidated into the financial statements under the Company, as provided by GAAP. Due to this consolidation, these investments are not included in the amounts invested in real estate projects.

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Results of Operations

For the period ended June 30th, 2026

Status of Properties

As of June 30, 2026:

•

Current 33 (Current33 Apartments I, LLC) consists of 106 multifamily units and was 98% occupied. The property is encumbered with an $18,172,411 mortgage at 75 percent loan-to-value, a 4.5 percent fixed interest rate, and a 30-year amortization. The loan matures on October 15, 2027.

•

Compass Apartments Phase I (Compass Apartments I, LLC) consists of 93 multifamily units and was 99 percent occupied. Phase I is encumbered by a $15,049,070 mortgage with a 75 percent loan-to-value ratio, a 4.5 percent fixed rate, and 30-year amortization, maturing on October 15, 2027.

•

Compass Apartments Phase II (Enclave Compass II, LLC) consists of 83 multifamily units and was 94% occupied. Phase II is encumbered by an $11,626,179 mortgage with a 65.62 percent loan-to-value ratio and a 6.00 percent fixed interest rate. The loan is interest-only until November 15, 2025 and matures on October 15, 2028.

•

Wild Oak (Wild Oak Group, LLC via Enclave OG, LLC) consists of 119 multifamily units and 14 condominiums. As of June 30, 2026, multifamily occupancy was 100 percent. Two condominiums have been sold, one in November 2024 and one in April 2025. The property is subject to a $24,278,009 mortgage with a 75 percent loan-to-value ratio that matures on December 29, 2026. The loan has a fixed interest rate of 3 percent. Of the total principal, $7,316,945 is interest-only for the duration of the term and the remaining principal is amortized over 30 years.

•

Ivy at SOCO (SOCO Group II, LLC) is a mixed-use building which originally had 74 multifamily units and more than 14,000 square feet of retail space. The building will convert approximately 10,000 square feet of underutilized commercial space into eight additional apartment units, resulting in 82 multifamily units and roughly 11,200 square feet of retail space. Construction financing for the conversion has been completed, with work expected to begin during the third quarter of 2026. As of June 30, 2026, the multifamily occupancy of the current 74 multifamily units was 99 percent, with approximately 4,066 of the expected approximately 11,200 square feet of retail space currently rented. The property is encumbered by a $14,086,228 mortgage with an 80 percent loan-to-value ratio, a fixed interest rate of 3 percent, and a 30-year amortization schedule. The loan matures on December 3, 2026.

•

Renn & Royce Apartments & Townhomes (Renn & Royce JV LLC via Enclave R&R Manager, LLC), will be developed on approximately 9.10 acres and will include 262 apartment units and 112 rental townhomes. Construction remains on schedule, with initial town home deliveries anticipated during the second half of 2026 and apartment completion targeted for May 2027. The total project price is approximately $111,745,000, with a maximum loan-to-value of 65%. The loan bears interest at 1-Month Term SOFR plus 2.75%, subject to a 0% floor. The loan is structured as a four-year construction loan with one 12-month extension option, maturing on July 9, 2029, with an optional extension to July 9, 2030. Payments are interest-only during the full construction period, with amortization over 30 years if the mini-perm option is exercised.

•

Maple Grove Industrial Center (DECO Shakopee, LLC) has approximately 255,501 square feet of industrial space and is fully leased to two tenants. The leases have a weighted average remaining term of approximately seven years and include annual rent escalations averaging approximately 3.5%. The property is encumbered by an approximately $25.6 million mortgage with approximately 59 percent loan-to-value ratio, a fixed interest rate of 5.72 percent, and a 30-year amortization schedule. The loan matures on December 17, 2030.

Income & Expenses

The Company’s income has grown compared to the first six months of 2025 as the Company’s properties leased up and commenced operations. Total Rent for the first six months of 2026 collected from Compass Apartments and Current33 Apartments totaled $1,694,816, compared with $1,546,674 in the first six months of 2025. The Company also generated Other Rental Revenue of $330,645 compared with $328,386 in the first six months of 2025. This income was offset by losses from unconsolidated partnership investments of ($118,042), compared with ($270,212) during the first six months of 2025. These losses represent the Company's proportionate share of losses from investments in partnerships where we hold less than a 50% ownership interest and are $152,170 lower for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 because Compass II wasn’t fully leased up until late 2025, so results improved greatly year over year for that property.

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From January 1, 2026 to June 30, 2026, the Company generated operational expenses of $1,081,474 (including Asset Management Fees of $214,481, General & Administrative expenses of $111,293, Payroll of $132,723, Professional Fees of $132,031, Property Insurance of $40,970, Property Taxes of $228,201, Repairs and Maintenance of $129,759, and Utilities of $92,016) along with interest expenses of $824,071. This compares with total operational expenses of $805,323 (including Asset Management Fees of $83,799, General & Administrative expenses of $103,079, Payroll of $110,941, Professional Fees of $110,767, Property Insurance of $38,923, Property Taxes of $179,688, Repairs and Maintenance of $85,582, and Utilities of $92,544) along with interest expenses of $767,974. The main drivers of the increased operating expenses were property taxes that increased by $48,513 as buildings became fully occupied, repairs and maintenance that increased by $44,177 as the operational properties required more regular upkeep, and asset management fees increased by $130,682 with the additional investment in the Company. More modest increases in General Administrative expenses ($8,214), Payroll ($21,782), and Professional Fees ($21,264).

General & Administrative expenses recorded in our financials reflect the routine operating costs associated with managing the properties and supporting the Company’s overall operations. These expenses include dues and subscriptions, licenses and permits, professional and broker fees, advertising and marketing, promotional items, travel and vehicle-related costs, tenant activities, office rent, supplies, software, office equipment and furnishings, and various administrative charges such as bank fees, telephone, cable, internet, legal, and accounting services. They also include tenant-related services such as screening, security deposit interest, and after-hours call services, as well as property management fees allocated to Compass Apartments and Current33 Apartments. The Office space and administrative services for the Company are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

Assets & Liabilities

As of June 30, 2026, the Company had $48,802,644 in total assets and total liabilities of $33,904,659 . As of December 31, 2025, the Company had $50,672,159 in total assets and total liabilities of $35,973,849. This compares with $45,960,751 in total assets and total liabilities of $ 33,961,911 as of June 30, 2025 and $45,858,193 in total assets and total liabilities of $34,837,723 as of December 31, 2024. Changes in Assets were driven almost entirely by an increase in unconsolidated partnership investments ($7,694,442 on June 30, 2026 compared to $6,081,783 on December 31, 2025 and $2,774,948 on June 30, 2025) as well as a steady increase in accumulated depreciation ($5,747,971) on June 30, 2026 compared to ($4,561,744) on December 31, 2025 and ($3,378,364) on June 30, 2025. The carrying value of the assets of Compass Apartments and Current33 Apartments remained consistent with December 31 and June 30, 2025, $30,721,217 in buildings, $3,585,347 in land & leasehold improvements, $6,791,770 in personal property, and $2,509,517 in Land as of June 30, 2026. Mortgages are secured by real estate and as of June 30, 2026 also remained consistent, totaling approximately $33.2 million, as compared to approximately $33.5 million as of December 31, 2025, approximately $33.8 million as of June 30, 2025, and approximately $34.1 million as of December 31, 2024.

As of June 30, 2026, Compass Apartments I, LLC’s major assets were valued (at cost) as $245,385 in cash, $1,281,513 in land, $13,658,624 in building, and $3,180,227 in personal property, offset by $15,049,070 in mortgage debt. This contrasts with:

•	As of December 31, 2025: $235,995 in cash, $1,281,513 in land, $13,658,624 in buildings, and $3,180,227 in personal property, offset by $15,178,819 in mortgage debt;

•

As of June 30, 2025, Compass Apartments I, LLC’s major assets were valued (at cost) as $200,714 in cash, $1,257,122 in land, $13,658,624 in building, and $3,180,227 in personal property, offset by $15,305,685 in mortgage debt;

•	As of December 31, 2024: $627,452 in cash, $1,281,513 in land, $13,658,624 in buildings, and $3,180,227 in personal property, offset by $15,443,166 in mortgage debt.

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As of June 30, 2026, Current33 Apartments I, LLC’s major assets were valued (at cost) as $382,145 in cash, $1,220,000 in land, $17,062,593 in building, and $3,611,543 in personal property, offset by $18,172,411 in mortgage debt. This contrasts with:

•

As of December 31, 2025: $408,133 in cash, $1,220,000 in land, $17,062,593 in buildings, $2,096,485 in Land & Leasehold Improvements, and $3,611,543 in personal property, offset by $18,329,054 in mortgage debt;

•

As of June 30, 2025, Current33 Apartments I, LLC’s major assets were valued (at cost) as $333,613 in cash, $1,220,000 in land, $17,062,593 in building, and $3,601,563 in personal property, offset by $18,482,214 in mortgage debt;

•

As of December 31, 2024: $471,185 in cash, $1,220,000 in land, $17,062,593 in buildings, $2,096,485 in Land & Leasehold Improvements, and $3,601,563 in personal property, offset by $18,631,938 in mortgage debt.

Liquidity and Capital Resources

When examined apart from Compass Apartments I, LLC and Current33 Apartments I, LLC, the Company’s held $182,456 in cash and $7,694,442 in other real estate investments as of June 30, 2026; contrasted with $835,827.94 in cash and $ $6,081,783 in other real estate investments as of December 31, 2025, $2,247,987 in cash and $2,774,948 in other real estate investments as of June 30, 2025, and $166,594 in cash and $ $3,045,160 in other real estate investments as of December 31, 2024. All valuations are at cost.

As of June 30, 2026, the Company has one significant direct liability. On December 17, 2025, the company purchased its 30.77% equity interest in DECO Shakopee LLC (Maple Grove Industrial) for $3,500,000. In connection with the investment, the Company also entered into a Unit Purchase Agreement with an existing member (included as Exhibit 6.5), pursuant to which the Company will make an additional $2,070,008 investment in DECO Shakopee LLC. As part of this Purchase Agreement, the Company has entered into a $2,070,008 promissory note with a maturity date of December 31, 2026, with a fixed 9% interest rate. After paying off this promissory note, the Company has committed to make an additional $1,000,000 capital contribution to DECO Shakopee LLC to fund a future roof replacement. As of June 30, 2026 and the date of this Report, the Company owes an additional $339,307 in principal payments and contributions pursuant to this promissory note.

Additionally, the Company has a revolving credit line for up to $50,000,000 of funds with an affiliate of the Manager of the Company, pursuant to a Promissory Note. As of June 30, 2026, December 31, 2025, June 30, 2025, and December 31, 2024 the outstanding amount was zero. This Note is an uncollateralized revolving credit facility which matures October 28, 2030. Under this line of credit, the Company will pay the Manager simple interest, calculated as the coupon rate on a U.S. 10-year treasury + five percent (5%). This interest rate will be readjusted semi-annually on July 1 and January 1 and is capped at 10%. The Company will utilize the credit facility if necessary to be opportunistic in pursuing cash flowing investments for the Company.

The Company intends to raise additional funds in this offering, up to its Offering Maximum of $50,000,000 in order to complete its promised contributions to DECO Shakopee LLC and make additional real estate acquisitions. However, even if we do not raise any additional funds, we believe that the profits from operations, funds we have raised, taken together with our line of credit, are sufficient to fund our expenses over the next twelve months. The Company has short and long-term liquidity through operational profits, fundraising , and Manager provided credit facility.

As for Compass Apartments I, LLC and Current33 Apartments I, LLC, these properties are on budget and cash flowing. As of June 30, 2026, Compass Apartments I, LLC had $245,385 in cash and Current33 Apartments I, LLC had $382,145 in cash. We believe each property-owning entity has sufficient short- and long-term liquidity for all its projected needs.

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Trends and Key Information Affecting our Performance

As of June 30, 2026, the Company continues to execute its investment strategy, with several multifamily investments operating at stabilized occupancy levels, an industrial investment contributing current cash flow, and the Renn & Royce development progressing through construction. Overall residential performance remained strong during the second quarter, while management continues to address slower condominium sales at Wild Oak, commercial lease-up and repositioning at Ivy at SOCO, and certain property-level operating results that remain below original expectations.

Multifamily Leasing Performance:

•

Compass I (Moorhead): Ended the second quarter at approximately 99% occupancy and continues to perform favorably relative to the broader Fargo-Moorhead market. Income remains generally in line with original projections, although operating expenses continue to run above expectations. Management remains focused on maintaining occupancy, resident retention, disciplined rent growth, and expense management.

•

Compass II (Moorhead): Maintained approximately 94% occupancy during the second quarter after achieving stabilization in February 2026. Rental performance remains below original pro forma expectations following a longer-than-anticipated lease-up period. A loan modification completed earlier in 2026 reduced the interest rate from 6.85% to 6.00%, lowering annual debt service by approximately $79,000 and improving property-level cash flow.

•

Current 33 (Hastings): Ended the second quarter at approximately 98% occupancy. Operating income remains slightly below original projections due to competitive market conditions, but the property remains well occupied and continues progressing toward long-term expectations.

•

Ivy at SOCO (Grand Forks): The residential component ended the second quarter approximately 98% occupied and leased and continues to generate positive operating cash flow. This cash flow is currently being retained within the property to support the commercial component, including leasing and tenant improvement costs, as well as the planned conversion of underutilized commercial space into additional apartment units.

•

Wild Oak (Fargo): The multifamily component ended the second quarter at 100% physical occupancy and continues to outperform original underwriting expectations. Cash flow from the apartments continues to cover the project’s current debt service and carrying costs, including those associated with the remaining condominium inventory.

These results demonstrate the resilience of our multifamily strategy and our team’s ability to respond to market conditions through disciplined leasing, renewal management, and real-time pricing oversight.

Non-Multifamily Projects:

•

High-End Condos – Wild Oak: Wild Oak includes 14 condominium units. Two units have been sold, one in November 2024 and one in April 2025, and no additional condominium sales have closed since April 2025. As of the date of the report, no condominium units are currently under contract. As of June 30, 2026, the 12 unsold condominium units consist of three completed spec units and nine shell units. Ten of the 12 remaining units are currently being marketed for sale, while two shell units are intentionally being held off market pending further sales activity. Condominium absorption has been materially slower than originally anticipated. Management and the development partner continue to pursue sales through completed unit fit-ups, pricing adjustments, and other marketing efforts. The property’s existing loan matures in December 2026, and management and the development partner are also evaluating refinancing and other financing alternatives ahead of maturity. The multifamily component of Wild Oak continues to perform strongly and currently generates sufficient cash flow to cover the project’s debt service and carrying costs. However, depending on the timing of additional condominium sales and the terms and availability of refinancing, the Wild Oak partnership may require additional capital to support a refinancing, loan extension, or payoff. The amount and timing of any such requirement will depend on condominium sales, lender requirements, and financing alternatives available to the partnership.

•

Retail Space – Ivy at SOCO: Commercial leasing continues to progress more slowly than originally anticipated. Excluding approximately 10,000 square feet planned for conversion to multifamily use, the remaining commercial space was approximately 37% leased and occupied as of the end of the second quarter. During the second quarter, the partnership approved the conversion of approximately 10,000 square feet of underutilized commercial space into eight additional apartment units. Construction financing has been completed, with work expected to begin during the third quarter of 2026. Management believes the conversion better aligns the property with demonstrated residential demand and is intended to improve long-term cash flow. Cash flow generated by the existing residential component is currently being retained within the property to supplement the costs associated with commercial lease-up and the multifamily conversion. Leasing efforts continue on the remaining commercial space.

•

Maple Grove Industrial Center: Maple Grove continues to operate in line with expectations, supported by stable tenants, contractual rent increases, and consistent cash flow. The approximately 255,000-square-foot property is fully leased to two tenants under long-term leases. The Company’s investment in Maple Grove was structured to increase over time pursuant to an existing Unit Purchase Agreement. As of June 30, 2026, approximately $1.34 million of additional principal payments and committed capital contributions remained, consisting of approximately $339,000 under the Unit Purchase Agreement and a subsequent $1.0 million capital contribution committed for a future roof replacement. Upon completion of these obligations, the Company expects its total investment, excluding interest paid under the promissory note, to be approximately $6.57 million and its ownership interest to increase to approximately 52.2%. The existing Offering Circular similarly identifies the additional unit purchase obligations and future roof contribution as capital planning and liquidity considerations. The Company expects to fund these remaining obligations primarily through additional proceeds raised through its ongoing Regulation A offering. The Company does not currently hold sufficient cash to satisfy the entire remaining Maple Grove commitment without additional capital raises. Accordingly, completion of these obligations on the anticipated timeline will depend in part on the amount and timing of future capital raised through the Offering.

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Development Pipeline:

•

Renn & Royce Apartments (Oakdale): Construction remained on schedule during the second quarter, with substantial completion targeted for May 2027. Vertical framing reached approximately 60% completion, and the underground parking structure was approximately 75% complete as of quarter-end. Despite wet spring and summer conditions, the project remained on schedule.

•

Renn & Royce Townhomes (Oakdale): Construction also remained on schedule, with active work underway on 17 of the 20 buildings as of quarter-end. The first phase remains targeted for turnover beginning in September 2026, with overall substantial completion expected in March 2027. The overall project budget remained unchanged.

The Company does not presently anticipate a need for additional Company capital to satisfy its existing investment obligations related to Renn & Royce.

Investment Strategy and Strategic Positioning

Multifamily remains a core component of the Company’s investment strategy due to its recurring rental income and underlying housing demand. The Company’s strategy also includes stabilized, cash-flowing acquisitions, such as Maple Grove Industrial Center, that can provide current income and diversification alongside its multifamily investments. This is consistent with the Company’s broader investment mandate described in its current Offering Circular.

The Company’s near-term capital priority is completing its existing investment commitment in Maple Grove. The Company expects to fund this commitment primarily through proceeds from its ongoing Offering. To the extent the Company raises capital beyond amounts required for its existing obligations and liquidity needs, management intends to more actively evaluate additional investment opportunities, with an emphasis on stabilized, cash-flowing assets while continuing to consider selective development opportunities that meet the Company’s underwriting and return criteria.

This approach is intended to balance near-term cash flow with opportunities for long-term value creation.

Strategic Relationships and Investment Focus

We continue to cultivate new relationships that expand our pipeline of opportunities. While ground-up development are still being considered, our emphasis is now on seeking stabilized, income-producing assets that align with our underwriting standards and enhance near-term portfolio performance. This flexible approach ensures we remain resilient while positioning the portfolio to benefit from evolving macroeconomic conditions.

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Interest Rates and Monetary Policy Outlook

Interest rates continue to be an important factor affecting the Company’s investments, particularly with respect to property valuations, transaction activity, borrowing costs, condominium sales, and refinancing alternatives. While the interest-rate environment has become more stable relative to the heightened volatility experienced during the recent tightening cycle, borrowing costs remain elevated relative to historical levels. The Company’s current Offering Circular similarly identifies interest rates as a significant factor affecting multifamily valuations, transactions, and refinancing opportunities.

Management continues to monitor monetary policy, inflation, Treasury yields, lender underwriting standards, and broader capital-market conditions. A stable or declining interest-rate environment could improve underwriting visibility, refinancing alternatives, transaction activity, and real estate valuations; however, the timing and magnitude of future changes in interest rates remain uncertain.

Looking Ahead

Key trends expected to affect the Company’s performance during the remainder of 2026 include:

•

Portfolio Operations: Stabilized multifamily assets continue to maintain generally strong occupancy. Management remains focused on resident retention, disciplined rent growth, and operating expense management.

•

Wild Oak: Condominium absorption and the refinancing of the property’s December 2026 loan remain important near-term considerations. Depending on additional condominium sales and refinancing terms, the Wild Oak partnership may require additional capital.

•

Ivy at SOCO: The planned conversion of underutilized commercial space into eight additional apartment units is expected to begin during the third quarter. Residential cash flow is currently being retained within the property to help support the retail component and conversion as management works to improve the property’s overall operating performance.

•	Renn & Royce: Construction remains on schedule, with initial townhome deliveries anticipated during the second half of 2026 and apartment completion targeted for May 2027.

•

Maple Grove and Capital Raising: The Company’s near-term fundraising efforts are focused in part on completing the approximately $1.34 million of remaining Maple Grove investment obligations. The Company expects to satisfy these obligations primarily from additional proceeds raised through the Offering. If capital raised exceeds the Company’s existing commitments and liquidity requirements, management expects to more actively evaluate additional acquisition opportunities.

•

Investment Opportunities: Management continues to evaluate stabilized acquisitions and selective development opportunities but intends to remain disciplined in deploying capital based on available funds, property fundamentals, financing terms, and projected risk-adjusted returns.

Geographic Focus

The Midwest continues to anchor the Company’s portfolio. Management remains focused on markets that demonstrate relative affordability, stable demand, and favorable long-term supply-demand fundamentals. The Company’s current investments are located in Minnesota and North Dakota, while the Company retains the flexibility under its investment strategy to pursue investments in other U.S. markets that meet its investment criteria.

Conclusion

As of June 30, 2026, the Company’s stabilized multifamily portfolio continues to demonstrate strong occupancy and generally stable underlying demand. Maple Grove Industrial Center is contributing stabilized cash flow, while Renn & Royce continues to advance toward scheduled completion. At the same time, management continues to address the slower-than-anticipated commercial lease-up and repositioning at Ivy at SOCO and condominium sales and refinancing considerations at Wild Oak.

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Management’s near-term priorities are continued execution across the existing portfolio, raising capital to complete the Company’s remaining Maple Grove investment commitment, addressing the Wild Oak condominium and refinancing strategy, and advancing Renn & Royce toward completion. As additional capital becomes available beyond these existing requirements, the Company intends to selectively pursue opportunities that can increase cash flow, diversify the portfolio, and support long-term value creation.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

ITEM 2. OTHER ITEMS

None.

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ITEM 3. FINANCIAL STATEMENTS

Gratus Capital Properties Fund III, LLC & Subsidiaries

Financial Statements

Page

FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2026

Consolidated Statements of Financial Position	F-2

Consolidated Statement of Operations	F-3

Consolidated Statement of Changes in Members Equity	F-5

Consolidated Statement of Cash Flows	F-4

Notes to Consolidated Financial Statements	F-6

F-1

GRATUS CAPITAL PROPERTIES FUND III LLC & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2026 and 2025
As of December 31, 2025 and 2024

	As of June, 30th		As of December, 31st
	2026	2025	2025	2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Assets
Real estate partnership investments
Partnerships, equity basis	$7,694,442	$2,774,948	$6,081,783	$3,045,160
Partnerships, cost basis	$1,887,272		$1,887,272
Buildings	30,721,218	30,721,218	30,721,218	30,721,217
Land Improvements	3,585,347	3,585,347	3,585,347	3,585,347
Personal Property	6,791,770	6,781,791	6,791,770	6,781,790
Accumulated Depreciation	(5,747,971)	(3,378,364)	(4,561,744)	(2,190,818)
Land	2,509,517	2,505,515	2,505,515	2,501,513
Construction in process, including capitalized interest of $11,765 in 2026 and $8,035 in 2025	$11,765	$8,526	$8,035	$-
Total real estate partnership investments	47,453,360	42,998,981	47,019,195	44,444,209

Current assets
Cash	809,986	2,782,314	1,479,956	1,265,231
Accounts Receivable (net)	106,446	7,593	68,170	40,754
Fixed Assets (net)	-	3,500	-	1,400
Prepaid expenses	93,546	168,363	34,830	106,599
Prepaid Investments	339,307		2,070,008
Total current assets	1,349,284	2,961,770	3,652,964	1,413,984

Total assets	$48,802,644	$45,960,751	$50,672,159	$45,858,193

Liabilities
Construction mortgage notes payable	$33,221,481	$33,787,899	$33,507,873	$34,075,104
Mortgage interest payable	62,038	63,352	67,015	54,564
	33,283,519	33,851,251	33,574,888	34,129,668
Current liabilities
Accounts payable	55,930	38,343	36,276	75,585
Accrued liabilities	125,179	153,635	219,648	580,308
Deferred revenue	145,908	-	137,776	159,550
Member funds held in escrow	-	10,000	-	10,000
Note payable, Promissory Note	339,307	-	2,070,008	-
Accrued interest payable	-	(252)	-	-
Retainage payable	(0)	0	-	-
Total current liabilities	666,323	201,727	2,463,709	825,443

Long-term liabilities
Debt issuance costs	(280,093)	(280,093)	(280,093)	(280,093)
Accumulated amortization on debt issuance costs	234,910	189,026	215,346	162,705
Total long-term liabilities	(45,183)	(91,067)	(64,747)	(117,388)

Total liabilities	33,904,659	33,961,911	35,973,849	34,837,723

Minority interests in controlled subsidiaries	1,480,462	2,158,120	1,825,707	2,576,192

Members' equity (deficit)
Class A units	18,736,272	12,891,716	17,346,335	10,751,616
Class B units	2,616,340	2,472,410	2,575,709	2,352,410
Class C units	1,000	1,000	1,000	1,000
Syndication costs of capital	(437,913)	(373,959)	(416,737)	(341,033)
Owner Distributions		(568,373)
Retained earnings (deficit)	(7,498,177)	(4,582,074)	(6,633,704)	(4,319,715)
Total members' equity (deficit)	13,417,523	9,840,721	12,872,603	8,444,278
Total liabilities and members' equity (deficit)	$48,802,644	$45,960,751	$50,672,159	$45,858,193

The accompanying notes are an integral part of these consolidated financial statements

F-2

GRATUS CAPITAL PROPERTIES FUND III LLC & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2026 and 2025
For the Years Ended December 31, 2025 and 2024

	June, 30th		December, 31st
	2026	2025	2025	2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Revenues
Gross market rent	$1,850,364	$1,830,421	$3,641,516	$3,598,435
Vacancy	(77,234)	(145,910)	(317,108)	(1,909,012)
Gain (loss) to market	(42,341)	(55,532)	(67,885)	(11,597)
Other rental revenue	330,645	328,386	565,088	272,634
Total Gross Potential Rent & Fees	2,061,434	1,957,365	3,821,611	1,950,460
Bad debt write-offs	(611)	(30,623)	(52,253)	(17,322)
Rental Incentives	(35,362)	(51,682)	(96,239)	(258,980)
Total Net Collected Rent	2,025,461	1,875,060	3,673,119	1,674,158
Equity in losses from unconsolidated partnership investments	(118,042)	(270,212)	(463,377)	(550,949)
Total Operating Revenue (Loss), net	1,907,419	1,604,848	3,209,742	1,123,209

Operating expenses
Asset management fees	214,481	83,799	437,367	97,693
General and administrative expenses	111,293	103,079	159,650	292,679
Payroll	132,723	110,941	226,411	245,058
Professional fees	132,031	110,767	275,892	264,460
Property insurance	40,970	38,923	75,421	62,095
Property taxes	228,201	179,688	359,375	28,991
Repairs and maintenance	129,759	85,582	213,074	176,208
Utilities	92,016	92,544	171,480	126,692
Total operating expenses	1,081,474	805,323	1,918,669	1,293,876

Non-Operating (Income) Expense
Admin and compliance	1,000		40,171	52,119
Amortization expense	19,564	26,320	52,641	145,816
Depreciation expense	1,186,226	1,185,445	2,372,326	2,190,818
Interest expense	824,071	767,974	1,545,060	1,556,278
Interest (income)	(9,180)	(26,951)	(56,021)	1,631
State franchise tax	-	3,170	-	600
	2,021,682	1,955,959	3,954,176	3,947,262
Net Loss before Income Taxes	(1,195,737)	(1,156,434)	(2,663,103)	(4,117,929)
Income tax benefit	7,530	-	-	-

Share of loss from partnership equity investment	(345,245)	(418,072)	(750,485)	(1,432,197)

Net income (loss)	$(858,022)	$(738,362)	$(1,912,619)	$(2,685,732)

The accompanying notes are an integral part of these consolidated financial statements

F-3

GRATUS CAPITAL PROPERTIES FUND III LLC & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2026 and 2025
For the Years Ended December 31, 2025 and 2024

	June, 30th		December, 31st
	2026	2025	2025	2024
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Cash Flows from Operating Activities
Net Loss	$(858,022)	$(738,362)	$(1,912,619)	$(2,685,732)
Adjustment to reconcile net loss from operations:
Amortization	19,564	26,320	52,641	145,816
Depreciation	1,186,226	1,187,546	2,372,326	2,190,818
Income tax benefit
Real estate partnership investment loss	118,042	270,212	463,377	550,949
Changes in operating assets and liabilities
Prepaid expenses	(58,716)	(61,764)	71,769	(101,553)
Investment Commitments	1,730,701		(2,070,008)
Accounts receivable	(38,276)	33,161	(27,416)	(40,754)
Accounts payable	19,654	(37,242)	(39,309)	45,877
Accrued liabilities	(94,470)	(426,673)	(360,659)	(1,209,945)
Accrued interest payable	-	(252)	-	(497,157)
Deferred Revenue	8,132	(159,550)	(21,774)	159,550
Mortgage interest payable	(4,977)	8,788	12,451	(1,724)
Retainage payable	(0)	0	-	(979,456)
Member funds held in escrow	-	-	(10,000)
Net Cash Provided (Used) in Operating Activities	$2,027,859	$102,185	$(1,469,221)	$(2,423,311)

Cash Flows from Investing Activities
Investments in land	(4,002)	(4,002)	(4,002)	(4,002)
Investments in Buildings	-		(0)	(30,721,217)
Investments in Land & Leasehold Improvements	-		(0)	(3,585,347)
Investments in Personal Property	-		(9,980)	(6,805,835)
Investments in construction in process	(3,730)	(8,526)	(8,035)	38,048,702
Investment in real estate partnerships
Investment in fixed assets		(2,110)
Syndication cost additions	(21,176)	(32,926)	(75,704)	(88,104)
Net Cash Provided (Used) by Investing Activities	(28,908)	(47,564)	(97,721)	(3,155,803)

Cash Flows from Financing Activities
Debt issuance costs, net of amortization	-	-	-	-
Mortgages payable	(286,392)	(287,205)	(567,231)	7,575,777
Note Payable, Promissory Note	(1,730,701)		2,070,008
Issuance of member equity	1,430,569	2,260,100	6,818,018	4,922,951
Issuance of member equity to minority interest, equity basis	(1,730,701)		(3,500,000)	(606,579)
Issuance of member equity to minority interest, cost basis	-		(1,887,272)
Distributions to members	(6,450)	(92,361)	(401,370)	(476,000)
Change in minority interest	(345,245)	(418,072)	(750,485)	(1,487,827)
Issuance (payment) of note payable related parties	-	-	-	(3,246,273)
Net Cash Provided (Used) by Financing Activities	(2,668,921)	1,462,462	1,781,668	6,682,049

Net Increase (Decrease) in Cash	(669,969)	1,517,083	214,726	1,102,935
Cash at Beginning of Period	1,479,956	1,265,231	1,265,231	162,297
Cash at End of Period	$809,987	$2,782,314	$1,479,957	$1,265,232

The accompanying notes are an integral part of these consolidated financial statements

F-4

GRATUS CAPITAL PROPERTIES FUND III LLC & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
For the six months ended June 30, 2026 and the years Ended December 31, 2025 and 2024

	Member Units							Total
	Class A		Class B		Class C		Members'	Members'
	Units	Amount	Units	Amount	Units	Amount	Deficit	Equity
Balance, January 1, 2024	629,082	6,315,906	185,483	1,865,170	100	1,000	(1,157,971)	6,771,174
Member units issued for cash	415,730	4,560,711	33,545	362,240				4,922,951
Costs incurred to raise capital								(88,104)
Member Distributions							(476,012)	(476,012)
Net loss for year ended December 31, 2024							(2,685,732)	(2,685,732)
Balance, December 2024	1,044,813	$10,876,616	219,028	$2,227,410	100	$1,000	$(4,319,715)	$8,444,278
Member units issued for cash	538,228	6,469,718	28,599	348,299	-	-		6,818,017
Costs incurred to raise capital								(75,704)
Member Distributions							(401,370)	(401,370)
Net loss for year ended December 31, 2025							(1,912,619)	(1,912,619)
Balance, December 2025	1,583,040	$17,346,335	247,627	$2,575,709	100	$1,000	$(6,633,704)	$12,872,602
Member units issued for cash	119,856	1,389,938	2,694	40,631	-	-		1,430,569
Costs incurred to raise capital								(21,176)
Member Distributions							(6,450)	(6,450)
Net loss for year ended June 30, 2026							(858,022)	(858,022)
Balance, June 2026	1,702,896	$18,736,273	250,321	$2,616,340	100	$1,000	(7,498,176)	13,417,523

The accompanying notes are an integral part of these consolidated financial statements

F-5

GRATUS CAPITAL PROPERTIES FUND III, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Gratus Capital Properties Fund III, LLC, & Subsidiaries (The Company), a manager-managed Delaware limited liability company, was formed on November 10, 2020. Through subsidiary single purpose entities, the Company’s business model is to acquire multifamily and commercial properties, new developmental property and single-family assets throughout the United States, for the purpose of rehabilitation, development, operation and resale. In addition, the Company may from time to time purchase other cash flowing real estate related assets, such as land, mixed-use, hotels, multifamily, real estate backed investments and commercial properties in urban and other neighborhoods throughout the United States. The Company may also enter into joint venture investments in commercial real estate, lend senior and subordinated debt on properties in the same areas and invest in preferred equity positions in real estate owning entities. The Company believes that by lending to developers in key areas where the Company does not have a physical presence will provide diversified geographic asset investments, reducing the risks of providing returns on the real estate investment portfolio. The Company is managed by GCPF Management, LLC.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through an Offering Circular Form 1A, filed during the year ended 2021, the Company offered up to seven million five hundred thousand (7,500,000) Class A, Class B and Class C Membership Interests (“Interests” or “Class A and Class B Membership Interests”) at $10.00 or $10.6383 per Unit depending on the intermediaries through which the investment is made (the “Offering”). During the six-month period ended June 30, 2026, the Company raised $1,430,569 of gross funds less syndication costs of $21,176. Funds were made available to the Company upon the Company raising a minimum of $1,000,000 (“Minimum Offering”). Funds are being used for acquiring real estate assets throughout the United States as well as for working capital. The Company intends to invest capital from the proceeds of this Offering over a period time; operate, refinance and reinvest and make distributions to the investors.

Commissions will be paid for the sale of the Interests offered by the Company of from 1% to 7%. See the Offering Circular attached for a more comprehensive discussion of management, risk factors, broker dealer fees and other relevant data.

The Company manager is Gratus Capital Properties Management, LLC, a Delaware limited liability company. An affiliate of the Manager (Affiliate) owns 100% of the authorized, issued and outstanding Class C Membership Interests.

F-6

The financial statements included forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Offering Statement on Form 1A, filed with the Securities and Exchange Commission (“SEC”). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Consolidated Statements of Financial Position and footnotes of Gratus Capital Properties Fund III, LLC have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP’). The Company adopted the calendar year for reporting the financial statements.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its controlled subsidiaries which are primarily majority owned. Any noncontrolling interest in the equity of a partnership is reported as a component of real estate partnership equity, with the exception of the Renn & Royce (Oakdale Flats) investment, in which the Company holds a 4.17% profit and loss interest. This investment is recorded on a cost basis, see note 3 Oakdale, MN. Net income (loss) for operating partnership investments is included in the Statement of Operations as “Income (loss) from partnerships.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Construction in Progress:

Construction in progress (“CIP”) represents capitalized costs incurred for real estate assets that are under development, redevelopment, or significant renovation and are not yet placed in service. CIP is recorded at cost and includes, but is not limited to, land acquisition costs, direct construction costs, development fees, capitalized interest, real estate taxes, insurance, and other costs directly attributable to bringing the asset to its intended use.

F-7

The Company capitalizes interest, real estate taxes, and other indirect costs incurred during the development period in accordance with applicable accounting guidance. Capitalization of such costs commences when development activities begin and ceases when the asset is substantially complete and ready for its intended use.

Upon completion, assets are transferred from CIP to real estate investments and depreciation commences over the estimated useful lives of the assets. No depreciation is recorded while assets are classified as CIP.

Management evaluates CIP for impairment whenever events or changes in circumstances indicate that the carrying value of a project may not be recoverable. If such indicators are present, the Company assesses recoverability based on estimated future undiscounted cash flows and records an impairment loss if the carrying amount exceeds fair value.

The duration of development projects and the timing of transfers from CIP to operating real estate assets may vary and are subject to risks and uncertainties, including construction delays, cost overruns, permitting, and market conditions.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2026, December 31, 2025, and December 31, 2024, the Company had $809,986, $1,479,956, & $1,265,231, respectively of cash on hand.

Investment Commitments and Unfunded Obligations

The Company has entered into agreements to invest in certain investment vehicles and/or securities for which funding has not yet been completed as of the balance sheet date. These commitments are generally subject to the satisfaction of customary closing conditions or capital call provisions.

As of June 30, 2026 the Company had outstanding unfunded investment commitments totaling $339,307. As of December 31, 2025 the Company had outstanding unfunded investment commitments totaling $2,070,008. The offsetting amount is recorded as a note payable in the accompanying financial statements.

The Company will recognize the investment and corresponding cash outflow in the period the obligation is made. The Company monitors these commitments for liquidity planning purposes and believes it has sufficient resources to meet such obligations as they become due.

Property, Equipment and Depreciation

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings	27.5 years
Leasehold Improvements	Shorter of the estimated lease term or useful
Furniture and Fixtures	7 years
Machinery and equipment	3 to 5 years
Technology	3 years
Vehicles	5 years

The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances warrant revision of the estimated benefit period. As of June 30, 2026, management believes that no impairment of the property and equipment exists.

F-8

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Syndication Costs

The Company continues to work with investment advisors and campaigns to raise capital. Legal and other directly related syndication costs incurred during the six months ended June 30, 2026 and the year ended December 31, 2025 were $437,913 and $416,737, respectively. Syndication costs are accounted for as a reduction of capital raised from the sale of Member Units and has been written off during the twelve months ended December 31, 2025.

Revenue Recognition

The Company accounts for leases in accordance with ASC 842, Leases. The Company determines at the inception of a contract whether it contains a lease and whether that lease should be classified as an operating or finance lease. A contract is considered to contain a lease if it conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

At the lease commencement date, the Company recognizes a right-of-use (“ROU”) asset and a corresponding lease liability for all leases with a term greater than 12 months. Lease liabilities are measured at the present value of future minimum lease payments, discounted using the Company’s incremental borrowing rate, which is determined based on the information available at lease commencement. ROU assets are initially measured at the amount of the lease liability, adjusted for any prepaid lease payments, lease incentives received, or initial direct costs incurred.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in [“cost of revenues,” “selling, general and administrative expense,” or appropriate line item]. Finance lease costs are split between interest expense and amortization of the ROU asset.

The Company has elected the practical expedient to not recognize lease assets and liabilities for leases with a term of 12 months or less. The Company also elected the package of practical expedients permitted under the transition guidance within ASC 842, which, among other things, allows entities not to reassess prior conclusions about lease identification, classification, and initial direct costs for leases that commenced before the effective date of ASC 842.

Certain lease agreements contain options to extend or terminate the lease. These options are included in the lease term when it is reasonably certain that the option will be exercised. The Company’s lease agreements generally do not contain significant residual value guarantees or restrictive covenants.

The Company adopted ASC 842 on January 1, 2024, using the modified retrospective approach. As permitted under the standard, prior period amounts have not been restated and continue to be reported in accordance with ASC 840.

Organization Expenses

The Company has incurred no organization expenses in 2024 or 2025. Organization expenses incurred during the six months ended June 30, 2026 were $0.

Income Taxes -

The Company and its subsidiaries are taxed as partnerships for US federal income tax purposes. Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to members in accordance with the operating agreement and subchapter K of the Internal Revenue Code. Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

F-9

The Company has filed its federal and state income tax returns for the period from inception (November 10, 2020) through December 31, 2025. The positions shown on those tax returns are open for examination for a period of three years. Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters. The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

Member Unit and Equity Based Compensation

Consistent with US GAAP, the Company will record Member Unit-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all Member unit-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying member units, the expected term of the option, the expected volatility of the price of the Company’s Member units, risk-free interest rates, and the expected dividend yield of the Company’s Member units. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The Company amortizes the fair value of each Member unit award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

F-10

NOTE 3 – REAL ESTATE PARTNERSHIP INVESTMENTS

At the time ended June 30, 2026, the Company continues in their investment purchased from an affiliate in the following North Dakota and Minnesota real estate partnership investments:

Partnerships, Equity Basis	Ownership	Location	Investment
Enclave OG, LLC	17.11%	Fargo	$1,600,669
SOCO Group II, LLC	34.00%	Grand Forks	1,388,861
Compass II, LLC	10.25%	Moorhead	600,120
DECO Shakopee LLC	45.97%	Maple Grove	5,230,701
		Total	$8,820,351

Partnerships, Consolidated	Ownership	Location	Investment
Compass Apartments I, LLC	51%	Moorhead	$3,343,500
Current33 Apartments I, LLC	51%	Hastings	4,034,111
		Total	$7,377,611

Partnerships, Cost Basis	Ownership	Location	Investment
Renn & Royce Apartments & Townhomes	4.17%	Oakdale	$1,887,272
		Total	$1,887,272

Fargo North Dakota:

On December 20, 2021, an affiliate of the Manager of the Company (Affiliate), paid cash of 18.3% of the capital raised in the partnership and acquired a 17.11% profit and loss interest in a developmental limited liability partnership which is in Fargo, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary, is developing and operating a mixed-use residential building composed of multifamily and condominium units. The Affiliate paid $1,558,378 for this interest. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

The development consists of 2.63 acres and is projected to include 119 multifamily rental units plus 14 for-sale condominiums, totaling 118,038 square feet. The development is expected to cost $35,638,702, with a mortgage of $25,525,135 and to open for occupancy in September of 2023.

The Company accounts for the purchase of its 17.11% interest in Enclave OG, LLC on the equity method of accounting. The management prepared, the unaudited financials as of June 30, 2026, June 30, 2025, and the years ended December 31, 2025, and 2024 are presented are as follows:

Enclave OG, LLC (WILD OAK)

Statement of Operations – Highlights

	6/30/2026	6/30/2025	12/31/2025	12/31/2024
Revenues	$1,133,633	$1,721,585	$2,773,208	$2,187,312
Expenses
Operating	402,866	927,228	1,347,177	1,145,034
Other (income) expenses	1,033,426	1,082,146	2,147,347	2,164,167
Net Income (Loss)	$(302,659)	$(287,789)	$(721,316)	$(1,121,889)

F-11

Grand Forks, North Dakota

On October 6, 2021, the Affiliate paid cash of $1,500,000 representing 40.00% of the capital raised in the partnership and acquired a 34% profit and loss interest in a developmental limited liability partnership which is located in Grand Forks, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary is developing and operating a mixed-use residential building composed of multifamily and condominium units. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

The development consists of 4.3 acres and is projected to 21,020 square feet of commercial space and 74 multifamily rental units totaling 105,615 square feet. The development is expected to cost $18,380,234, with a mortgage of $13,785,175. Construction was completed in spring 2023 and the property is over 80% leased as of August 2023.

The Company accounts for the purchase of its 34% interest in Soco Group II, LLC on the equity method of accounting. The management prepared, the unaudited financials as of June 30, 2026, June 30, 2025, and the years ended December 31, 2025, and 2024 are presented are as follows:

Soco Group II, LLC

Statement of Operations – Highlights

	6/30/2026	6/30/2025	12/31/2025	12/31/2024
Revenues	$814,501	$746,171	$1,492,975	$1,448,702
Expenses
Operating	357,900	317,705	661,074	603,919
Other (income) expenses	678,487	671,989	1,348,728	1,347,365
Net Income (Loss)	$(221,886)	$(243,523)	$(516,826)	$(502,582)

Moorhead, Minnesota

On May 3, 2024, the Company invested in Enclave Compass II, LLC, representing approximately 12.07% of the capital raised and acquiring a 10.25% profit and loss interest, pledging approximately $600,120. The Company contributed $400,000 in June 2024 and the remaining $200,120 to Enclave Compass II on about November 27, 2024, paying an additional $6,459 (calculated at 8% non-compounding interest on the $200,120 in uncontributed capital beginning on June 30, 2024) to offset the financial impacts of the late contribution.

The development consists of 2.5 acres and will have 83 apartment units. The building is located directly adjacent to Compass Apartment I. Construction was completed in December 2024.

The Company accounts for the purchase of its 10.25% profit and loss interest in Compass II, LLC on the equity method of accounting. The management prepared, the unaudited financials as of June 30, 2026, June 30, 2025, and the years ended December 31, 2025, and 2024 are presented are as follows:

Compass II, LLC

Statement of Operations – Highlights

	6/30/2026	6/30/2025	12/31/2025	12/31/2024
Revenues	$750,555	$157,777	$705,360	$10,324
Expenses
Operating	255,519	158,557	313,743	80,685
Other (income) expenses	820,153	846,660	1,694,220	329,531
Net Income (Loss)	$(325,117)	$(847,440)	$(1,302,603)	$(399,892)

Maple Grove, Minnesota

On December 17, 2025, the company purchased its 30.77% equity interest in DECO Shakopee LLC (Maple Grove Industrial) for $3,500,000. This acquisition was funded by the reserve cash available, no additional financing was used.

F-12

The property consists of approximately 255,501 square feet of industrial space and is fully leased to two tenants. The leases have a weighted average remaining term of approximately seven years and include annual rent escalations averaging approximately 3.5%.

In connection with the investment, the Company also entered into a Unit Purchase Agreement with an existing member (included as Exhibit 6.5), pursuant to which the Company will make an additional $2,070,008 investment in DECO Shakopee LLC. As part of this Purchase Agreement, the Company has entered into a $2,070,008 promissory note with a maturity date of December 31, 2026, with a fixed 9% interest rate. After paying off this promissory note, the Company has committed to make an additional $1,000,000 capital contribution to DECO Shakopee LLC to fund a future roof replacement.

On March 31, 2026, the Company made a payment under the Membership Interest Purchase Agreement with Enclave Real IncomePlus Fund, LP, in connection with its investment in DECO Shakopee, LLC. Pursuant to the terms of this agreement, the Company acquired an additional 920 units of membership interest in DECO after making this payment. The purchase price per unit was $1,138.62, representing the Seller’s original acquisition cost plus approximately $58.70 per unit in accrued and unpaid interest, as defined in the Membership Interest Purchase Agreement, for a total payment of $1,100,613.34 ($1,047,530.40 in total acquisition cost plus accrued interest of $53,082.94). Following this transaction, the Company owns a total of 3,997 DECO units, representing approximately 39.97% of the membership interests (based on units).

On June 30, 2026, the Company made an additional Unit Purchase Payment under the same Membership Interest Purchase Agreement in the amount of $706,113.68 (a principal payment of $683,170.96 plus accrued and unpaid interest of $22,942.72), and acquired an additional 600 units of membership interest in DECO. Following this transaction, the Company owns a total of 4,597 DECO units, representing approximately 45.97% of the membership interests (based on units) and approximately 54.06% of the total capital contributed to DECO. Total capital contributed by the Company through June 30, 2026 was $5,230,701. The remaining unfunded portion of the Company’s $2,070,008 commitment was $339,307 at June 30, 2026 and is recorded as a note payable in the accompanying consolidated financial statements.

Upon completion of the additional unit purchases and funding of the roof capital contribution (which the Company expects will completed with funds raised in this Offering), the Company will have invested approximately $6,570,008 (not including interest paid under the promissory note) and own approximately 52.2% of DECO Shakopee LLC.

The company accounts for the purchase of its equity interest in DECO Shakopee LLC on the equity method of accounting. The management prepared, the unaudited financials as of June 30, 2026, June 30, 2025, and the years ended December 31, 2025, and 2024 are presented are as follows:

DECO Shakopee LLC (Maple Grove Industrial)

Statement of Operations – Highlights

	6/30/2026	6/30/2025		12/31/2025	12/31/2024
Revenues	$1,392,075	$	N/A	$114,682	$	N/A
Expenses
Operating	471,312		N/A	23,000		N/A
Other (income) expenses	797,902		N/A	918,407		N/A
Net Income (Loss)	$122,860	$	N/A	$(826,725)	$	N/A

Oakdale, Minnesota

On July 10, 2025, the Company purchased its 49% equity interest in Renn & Royce Manager, LLC, which owns 10% of Renn & Royce Townhomes & Apartments. The Company’s investment represented approximately 4.9% of the capital raised and resulted in a 4.17% profit and loss interest in Oakdale Flats, for $1,887,271. This acquisition was funded by the reserve cash available, no additional financing was used.

In connection with this investment, the Company also paid a $17,795.39 guaranty fee to Enclave Development LLC.

F-13

The project will be developed on approximately 9.10 acres and will include 262 apartment units and 112 rental townhomes. Construction began in Spring 2025 and is expected to be completed by Spring 2027. Through this investment, the Company indirectly holds approximately a 4.17% profit and loss interest in the overall project.

The company accounts for the purchase of its 4.9% interest in Oakdale Flats at its cost minus any impairment, if any. This method follows FASB ASC 321-10-35-2: “An entity may elect to measure an equity security without a readily determinable fair value that does not qualify for the practical expedient to estimate fair value in accordance with paragraph 820-10-35-59 at its cost minus impairment, if any.” As of the report date, it has been determined that there was no impairment.

Moorhead, Minnesota

On September 30, 2022, the Company invested in Compass Apartments I, LLC, a Minnesota limited liability company (“Compass Apartments”), which is a multifamily apartment building totaling 93 units in Moorhead, MN. The construction was completed in 2024. The Company contributed approximately 60% of the capital raised and acquired a 51% profit and loss interest in Compass Apartments in the amount of $3,096,000.

Hastings, Minnesota

On October 12, 2022, the Company invested in Current33 Apartments I, LLC, a Minnesota limited liability company (“Current33 Apartments”), which is a multifamily apartment building totaling 106 units in Hastings, MN. The construction was completed in 2024. The Company contributed approximately 60% of the capital raised and acquired a 51% profit and loss interest in Current33 Apartments in the amount of $3,735,600.

NOTE 4 – CONSTRUCTION MORTGAGE NOTE PAYABLES

Construction mortgage notes payable applicable to the controlled partnership investments as of June 30, 2026, June 30, 2025, and the years ended December 31, 2025, and 2024 are presented are as follows:

		6/30/2026	6/30/2025	12/31/2025	12/31/2024
Current33 Apartments I, LLC	(a)	$18,172,411	$18,482,214	$18,329,054	$18,631,938
Compass Apartments, LLC	(b)	15,049,070	15,305,685	15,178,819	15,443,166
Total		$33,221,481	$33,787,899	$33,507,873	$34,075,104

a.

Current33 Apartments I, LLC, a majority-owned subsidiary, has a construction mortgage note with a financial institution. The loan proceeds are utilized to construct the apartment building in Hastings, MN. The principal amount of the mortgage is $18,172,411 as of June 30, 2026, initiated on October 12, 2022. The construction mortgage note matures on October 15, 2027. The loan bears interest at an annual rate of 4.50% with interest-only payments due through November 15, 2024. Thereafter, the mortgage note payments are $95,363.84 per month.

The real estate is pledged as collateral for the construction mortgage note payable. Certain of the members of the general partner are guarantors of the construction mortgage payable, based upon the pro rata basis of the Company’s prorate share of the Company’s ownership of the investee. The amortization period for this loan is 30 years. Prior to the disbursement of any loan proceeds, these guarantees were executed in favor of the lender under the conditions set forth in the guarantees provided.

b.

Compass Apartments I, LLC, a majority-held subsidiary, has a construction mortgage with a financial institution in Fargo, ND, for the construction of a 93-unit apartment building in Moorhead, MN. The principal amount of the mortgage is $15,049,070 as of June 30, 2026, initiated on September 30, 2022, and maturing on October 15, 2027. The loan carries an interest rate of 4.50% fixed, with interest-only payments until November 15, 2024, followed by principal and interest (P&I) payments of $78,978.44. Interest is calculated on a 365/360 basis.

The real estate is pledged as collateral for the construction mortgage note payable. Certain of the members of the general partner are guarantors of the construction mortgage payable, based upon the pro rata basis of the Company’s prorate share of the Company’s ownership of the investee. The amortization period for this loan is 30 years. Prior to the disbursement of any loan proceeds, these guarantees were executed in favor of the lender under the conditions set forth in the guarantees provided.

The two construction mortgage notes payable are to be converted into permanent mortgages upon the maturity of the construction notes payable.

F-14

NOTE 5 – INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company. No material federal or state income tax provision exists for the Company.

NOTE 6 – MEMBERS’ CAPITAL

The Operating Agreement dated November 10, 2020, provides for three classes of Members, Class A, Class B and Class C Member interests. The Company has authorized a maximum of seven million five hundred thousand (7,500,000) Units in each of Class A and Class B, however the maximum Capital Contribution, regardless of the number of Units issued in Class A and Class B, shall not exceed seventy-five million dollars ($75,000,000) in the aggregate. Subject to the Company accepting less, the minimum investment amount for Class A and Class B Units is $10,000. The Company must sell a combined minimum of one million dollars ($1,000,000) of Class A and Class B Units prior to breaking impounds where investor funds may be used to acquire assets. Purchases by the Manager or Affiliates of the Manager will not count towards this total. The Class A and Class B Units have an 80% voting interest in the Company.

The Managing Member may make capital calls on the Class A and Class B Members from time to time to achieve Company objectives and policies. For additional information see Operating Agreement included herein.

The one hundred (100) Class C Membership Units, representing a 20% voting interest in the Company, is 100% owned by an affiliate of the managing member and was issued as founder’s interests, at formation. The affiliate of the managing member paid $1,000 for the Class C Membership Unit.

The percentage of total Capital Contributions within each respective Class shall represent the Class A and Class B “Capital Contribution Percentage Share.” For example, if Class A contributions were $350,000 out of $1,000,000 raised in the Offering, then the Class A Capital Contribution Share would be 35%. Through the Offering Circular, the Company is authorized to offer one thousand (1,000) Class A and Class B membership interests at $10 or $10.6383 per Member Interest depending on the intermediaries through which the investment is made. Purchasers shall, upon acceptance by the Manager of their Subscriptions, become Class A and Class B Members in the Company. Funds will be made immediately available to the Company once the Company raises a minimum of $1,000,000, in a designated bank account.

The percentage interests of the Members will be calculated in relation to the other Members in their Member class or in relation to the total Member interests. Class A and Class B Members will collectively hold 80% of the voting interests which are proportionate to such Member Capital Contributions relative to one another. Class C Members will hold 20% of the voting interests in the Company.

Class A+ Member

Investors who purchase at least $500,000 in Class A Units, who purchase Units through an RIA, who purchase units through a registered broker-dealer, or who are current employees of the Manager or any Development Partner with whom the Company does business are also eligible to take advantage of the Company’s Side Letter Agreement. Under this Side Letter Agreement, eligible investors (referred to as Class A+ Investors) are assigned cashflows from the Company’s Class C Members (who are also members of the Manager) such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). Any disputes under the Side Letter Agreement are subject to the same dispute resolution process as disputes under the Company’s Operating Agreement. While this Agreement shall be open to all Class A Members during the duration of this offering, the Side Letter Agreement shall terminate for with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A+ Investors to any other Person, unless the Manager consents to the transfer of this Agreement in its sole and unlimited discretion.

F-15

Class A Members:

Class A Members are reserved for individuals (i) who agree to purchase at least One Hundred Thousand Dollars ($100,000) worth of Class A Units, (ii) whose investment is the result of a referral to the Company by a Registered Investment Advisor, (iii) who purchase their Units through licensed broker-dealer, or (iv) who have invested previously in Affiliates of the Manager such previous investors to be admitted as Class A Members in the sole discretion of the Manager. Class A Members are entitled to first receive eighty percent (80%) of Distributable Cash from operations and 100% of Distributable Cash from Capital Transactions until they have received a return of their Unreturned Capital Contributions. The minimum investment is ten thousand dollars ($10,000).

Class B Member:

Class B Members are to invest $10,000 per Unit. Class B Members will ratably receive seventy percent (70%) of Distributable Cash from operations and upon a distribution of cash from a Capital Transaction, after the Class A Member receives the above cash, the Class B Members receive seventy percent (70%) of the cash distribution until they have received a return of their Unreturned Capital Contributions.

Class B Members who are admitted and later purchase additional Units or otherwise make Additional Capital Contributions which result in their total Unreturned Capital Contributions of $100,000 or higher will have their Class B Units converted to Class A Units as of the date the Capital Contribution bringing their total Capital Contributions above $100,000 is received in the Company’s account and determined to be in good order.

Class C Member:

The Class C Member Interests are owned by an affiliate of the Manager and are entitled to receive all (100%) of the remaining Distributable Cash from both operations and capital transactions.

At Management’s discretion, the Company intends on making cash distributions from operations and capital transactions as discussed above. Capital transaction distributions includes dispositions from refinancing or the sales of property.

For a more comprehensive discussion about the Operating Agreement and membership interests, see the Offering Circular.

NOTE 7 – RELATED PARTY TRANSACTIONS

Management Agreement

As discussed above, the Company is managed by GCPF Management, LLC (Manager). The Company will reimburse Manager for the Manager’s out-of-pocket expenses related to the initial startup costs including earnest money deposits, due diligence costs, closing costs, loan/lender application fees, appraisals, engineering and environmental reposts, property management fees and or legal fees. Such costs may be paid as an expense of the Company prior to determining Distributable Cash. The Company will pay the Manager, interest of 10% per annum from the date that a disbursement is made to the date of repayment.

The following sets forth the management fees discussed in the Operating Agreement. At this time it is difficult to determine the magnitude of each of these fees.

F-16

The Company will pay the Manager the following fees:

Acquisition fee of two percent (2.0%) based on the total acquisition cost of a property investment, including both cash and debt.

Origination fee of four percent (4%) of total loans and other debt closed related to the investment opportunity, related to the conduct of due diligence of the investment opportunity.

Construction Management fee of five percent (5%) of total construction costs (material and labor) for overseeing construction and/or rehabilitation of each property.

Asset Management fees of up to the greater of one percent (1%) per annum of total Member Capital Contributions (without reduction for any returned capital) or two percent (2%) of the total gross income of the Fund.

Property management fee of up to 7% of gross collected revenues will be paid to operate and management the properties.

Refinance fees of one percent (1%) of new or supplemental loan amounts for generating the loan packages for presentation and consideration by the lenders.

Interest on Manager Advances of up to ten percent (10%) per annum on all advances made by the Manager to the Company.

The Operating Agreement also provides for the following fee expense applicable to broker- dealer fee for services. Such fees will be paid as an expense of the Company prior to determining Distributable Cash. The related broker-dealer fees are as follows:

Broker-Dealer fees charged to the Company for compliance services will be up to 1% of the Capital Contributions of all Class A and Class B Members.

Broker-Dealer Sales fees, fees charged for the sales of securities by a licensed broker-dealer, can be up to 6% of the Capital Contribution of Members whose interest were purchased through a licensed broker-dealer.

Guarantors of construction mortgage notes payable:

Five of the members and officers of the Company and the managing general partner are guarantors of the four construction mortgage notes payable. For the two consolidated properties, Compass I and Current 33, two members are guarantors of obligations totaling $33,221,481 in the aggregate. All five members and officers are guarantors of obligations related to two unconsolidated properties, Wild Oak and SOCO, totaling $38,364,237 in the aggregate. The Company’s exposure under these guarantees is limited to its pro rata ownership interest in each respective investee.

NOTE 8 – CONTRACTS, COMMITMENTS AND CONTINGENCIES

Litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2026 and December 31, 2025.

Escrow Agreement:

During March 2021, the Company entered into an Escrow Agreement for Securities Offering with WealthForge Securities Corporation LLC providing that all payments in connection with subscriptions for shares are to be sent to Atlantic Capital Bank (which is merging with SouthState Bank), and held in a non-interest bearing account for disbursement in compliance with the Securities and Exchange Act of 1934 Rule 15(c)2-4 and related SEC guidance and FINRA rules. See discussion elsewhere herein.. Related thereto, the Company also entered into a one-year (renewable) software and licensing agreement with WealthForge Technologies, LLC which licenses the Company to use certain software, computer programs, business processes, integrated services and documentation. As of June 30, 2022, WealthForge Securities Corporation has been paid its Broker Dealer. See also discussions in Offering Memorandum elsewhere herein.

F-17

Broker Dealer Agreement

During March 2021, the Company entered into a Broker-Dealer Agreement with WealthForge Securities, LLC (WealthForge) to provide operations and compliance services for the Company in relation to this Offering, review investor information, including Know Your Customer data, compliance with Regulation D Rule 506(d) Bad Actor Check requirements, perform Anti-Money Laundering and other compliance background checks and assist the Company in accepting investors. The term of the Agreement is twelve months, automatically renewable for successive twelve-month periods unless either party to the Agreement provides notice of non-renewal at least sixty days prior to the expiration of the current term.

The compensation to WealthForge includes the following: (i) Diligence fee of $10,000, (ii) Transaction Management fee of 100bps of proceeds raised, (iii) Regulatory Filing Service Fee of $350 per form and a (iv) Marketplace Fee of $100 per transaction of the aggregate amount raised by the Company except for clients of advisors with whom the Company has or develops a relationship prior to the time of an investment into the Offering.

Stock Registrar and Transfer Agency Service Agreement

On March 30, 2021, the Company has entered into a contract with KoreTranser Integral Transfer Agency USA Inc. Agency to provide services related to stock registrar and transfer agent. The pricing for such services include a Reg A+ set up fee of $3,500 plus $2,500 per month.

As of March 23, 2026, the Company has switched its Transfer Agent from KoreTranser Integral Transfer Agency USA Inc to Great Lakes Solutions, Inc (“Great Lakes”).

Subscription Escrow Agreement

On June 8, 2021, the Company entered into a subscription escrow agreement with WealthForge Securities, LLC to maintain subscription proceeds (Subscriber investment deposits) in escrow and to provide other escrow services. All fees will be paid by WealthForge Securities, LLC.

Amendment and Restatement of Subscription Agreement:

As of January 28, 2022, the Company amended its subscription agreement to provide additional fields for the use of investors who are investing through retirement accounts. The Company continues to accept the original subscription agreement for nonretirement account investors.

Registered Broker Dealers

Registered broker-dealers will receive a Placement Fee of up to six percent (6%) of the Gross Offering Proceeds up to a maximum of $4,500,000, of the Maximum Dollar Amount of $75,000,000 is sold to clients of registered broker-dealers.

NOTE 9 – SUBSEQUENT EVENTS AND CONTINGENCY

The Company has evaluated subsequent events through the filing of the 1-SA and has determined that no subsequent events occurred requiring recognition or disclosure in the financial notes.

F-18

Item 4. Exhibits

Exhibit 2.1**	Amended and Restated Operating Agreement
Exhibit 2.2*	Formation Documents
Exhibit 4.1***	Subscription Agreement
Exhibit 4.2****	WealthForge Privacy Policy
Exhibit 6.1***	Transfer Agent Agreement
Exhibit 6.2**	Updated Side Letter Agreement
Exhibit 6.3*	Amended and Restated Promissory Note
Exhibit 6.4*	Standstill Agreement
Exhibit 6.5+	Membership Interest Purchase Agreement
Exhibit 8*	Subscription Escrow Agreement

+  Filed as an attachment to Gratus Capital Properties Fund III LLC Current Report Pursuant to Regulation A filed on Form 1-U as filed with the Securities and Exchange Commission on December 23, 2025.

* Filed as an attachment to Gratus Capital Properties Fund III LLC Regulation A Amended Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 20, 2025 (File No. 024-12537).

** Filed as an attachment to Gratus Capital Properties Fund III LLC Current Report Pursuant to Regulation A filed on Form 1-U as filed with the Securities and Exchange Commission on April 29, 2025.

*** Filed as an attachment to Gratus Capital Properties Fund III LLC Current Report on Form 1-U as filed with the Securities and Exchange Commission on April 1, 2026 (File No. 024R-00562)).

**** Filed as an attachment to the Company’s November 27, 2024 Preliminary Offering Circular filed on Form 1-A, File No. 24-12537, and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fridley, State of Minnesota, on September 28, 2026.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Principal Executive Officer Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau
Principal Financial and Accounting Officer Manager of GCPF Management LLC Manager

13